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                      [LETTERHEAD OF HARTMAN & CRAVEN LLP]







                                                                    May 24, 2000



To the Members of the Board of Directors of IVC Industries, Inc.
500 Halls Mill Road
Freehold, NJ 07728

Gentlemen:

         We represent American Claims Evaluation, Inc. ("ACE"). ACE is the owner of more than 5% of the outstanding common stock (the "IVC Shares") of IVC Industries, Inc. ("IVC").

         The object of our letter is to deal with the proposed rights offering announced May 16, 2000 as adopted by the Board of Directors of IVC. ACE first learned about the offering through a press release on that date and IVC's filing of a Form 8-A12G with the Securities and Exchange Commission.

         On behalf of ACE, you are hereby advised as follows:

         1. The Board's adoption of its rights program constitutes an unacceptable breach of its fiduciary duty to the stockholders of IVC. It is nothing more than a blatant attempt to prevent others, such as ACE, from acquiring a greater share position and offering to create additional value to stockholders, particularly stockholders who are not of part of the inside management group.


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Hartman & Craven llp
Board of Directors
IVC Industries, Inc.
May 24, 2000
Page 2


         2. We regard, in particular, the Board action as an attempt to perpetuate and preserve ruling control of this entity by Mr.
                  E. Joseph Edell and members of his direct family.

         3. ACE believes that the IVC Shares are undervalued by the market. ACE hereby requests a meeting with the Board of Directors. At such a session, our client would discuss the possibility of ACE's proposing a transaction giving the shareholders of IVC the opportunity to receive $5.00 in cash per share, which is approximately a 50% premium over the closing market prices yesterday and today of $3.50 per share and $3.00 per share, respectively. However, ACE will only engage in such discussions if it receives acceptable assurances from the Board of Directors that the IVC rights plan will be suspended and withdrawn.

         4. We will not purport to lecture the members of the Board on their rights and duties as directors of a Delaware entity whose shares are publicly-traded, but refer you to your own counsel and urge those of you who feel you hold yourselves out as non-management or "independent" directors to seek your own separate counsel. However, our client reserves all of its rights, including the right to bring an action against IVC directors in the name of IVC, on a derivative basis, to require the Board to take appropriate action in view of what has transpired.

         ACE hereby demands access to the records of the proceedings of the Board of Directors for December 1,1999 through and including today. Further, in view of the fact that legal action may be forthcoming with respect to this matter, you are hereby requested to preserve any notes or records (written, electronic or computerized), or other materials relating to the rights plan, the discussion of the adoption therewith, or any matter respecting the activities of IVC.

                                                            Very truly yours,



                                                            Edward I. Tishelman
cc:      American Claims Evaluation, Inc.